Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 11 OCTOBER 13, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 11 DATED OCTOBER 13, 2015
TO THE PROSPECTUS DATED DECEMBER 8, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated December 8, 2014, Supplement No. 8 dated July 7, 2015, Supplement No. 9 dated August 3, 2015, and Supplement No. 10 dated August 19, 2015. Supplement No. 8 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering;

•	amendment to our distribution reinvestment plan;

•	amendment to our Dealer Manger Agreement and Participating Dealer Agreement; and

•	acquisition of a property in Auburn Hills, Michigan.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On October 9, 2015, we announced that we will cease offering shares of our Class A common stock in our primary offering, effective October 30, 2015, and thus we will reallocate the shares being offered such that we will be offering up to approximately $1.8 billion in shares of Class T common stock in our primary offering, effective November 2, 2015. Class A common stock subscriptions must be received by the Registrant's transfer agent, DST Systems, Inc., in good order on or prior to October 30, 2015. All funds for non-qualified accounts must be received by November 6, 2015 to be processed and all funds for qualified accounts must be received by November 30, 2015 to be processed. We also reserve the right to reallocate shares among classes of stock, if we elect to offer shares of additional classes in the future.
As of September 30, 2015, we had received gross offering proceeds of approximately $206 million from the sale of 20,752,211 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan.
Amendment to Distribution Reinvestment Plan
Effective October 19, 2015, our distribution reinvestment plan was amended to include references to shares of Class T common stock, in conjunction with the decision to commence offering shares of Class T common stock. A copy of our Amended and Restated Distribution Reinvestment Plan is attached as Appendix A hereto.
The second sentence of the first paragraph in the "Description of Shares - Distribution Reinvestment Plan" section on page 147 of our prospectus and all similar discussions appearing throughout our prospectus are hereby replaced with the following:
Distributions on shares will be reinvested into additional shares of the same class.
Amendment to our Dealer Manager Agreement
On October 9, 2015, we entered into Amendment No. 2 to the Dealer Manager Agreement and Participating Dealer Agreement (the "Amendment") with Griffin Capital Securities, Inc., our dealer manager, and Griffin Capital Essential Asset Advisor II, LLC, our advisor, related to our public offering (the "Offering"). The Amendment amends and restates certain portions of the Dealer Manager Agreement and the Participating Dealer Agreement to remove references to our shares of Class A common stock and add references to our shares of Class T common stock. Our board of directors approved ceasing the offering of shares of Class A common stock from the Offering, effective October 30, 2015, and approved the corresponding allocation of shares in the Offering such that we will offer up to approximately $1.8 billion in shares of Class T common stock in the primary offering, effective November 2, 2015.
Property Acquisition
As of October 13, 2015, we owned 19 buildings on 15 properties in 11 states, encompassing approximately 3.2 million rentable square feet. The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
Atlas Copco Property
On October 1, 2015, we acquired a two-story, Class "A" office and research and development property consisting of 120,000 net rentable square feet located in Auburn Hills, Michigan (the "Atlas Copco property"). The Atlas Copco property is leased in its entirety to Atlas Copco Assembly Systems LLC through an assignment from Atlas Copco Tools & Assembly Systems LLC ("Atlas Copco"). The purchase price for the Atlas Copco property was approximately $17.8 million, plus closing costs. The purchase price was funded with proceeds from our public offering, a draw of approximately $10.7 million pursuant to the KeyBank Revolving Credit Facility, and $4.9 million in proceeds from the Preferred Equity Investment. Our advisor earned approximately $0.4 million in acquisition fees in connection with the acquisition of the Atlas Copco property. As of the closing date, we incurred acquisition expenses of approximately $0.3 million in connection with the acquisition of the Atlas Copco property, approximately $0.1 million of which will be reimbursed or paid to our advisor and approximately $0.1 million of which were paid to unaffiliated third parties. The acquisition fees and expenses to be paid to our advisor were deferred and will be paid at a future date.
Atlas Copco is a wholly-owned subsidiary of Atlas Copco AB. Atlas Copco was founded in 2000 through the merger of Atlas Copco Tools Inc. and Atlas Copco Assembly Systems Inc. Atlas Copco, as part of Atlas Copco AB's Industrial Technique business area, produces electric and pneumatic tools, assembly systems, and services used in industrial applications of automotive and general industry around the world. Atlas Copco AB (STO: ATCO A; NASDAQ OMX:ATCO A) has investment grade credit ratings of 'A' from S&P and 'A2' from Moody's.
The Atlas Copco property is located within the Oakland Technology Park (the "Park") in Auburn Hills, approximately 34 miles north of downtown Detroit. The Park is a 211-acre business park formed in 2010 bordered by Chrysler Group LLC's headquarters and a number of colleges. The Atlas Copco property was a build-to-suit for Atlas Copco as its new headquarters in North America and contains 44% office space and 56% research and development space. The Atlas Copco property serves the motor vehicle, heavy industrial, general manufacturing, and aerospace industries and will be used for assembly, testing, and research and development. The research and development space consists of testing labs, light assembly, and warehouse space for prototypes of industrial tooling, fastening, and compressor devices and related products. The Atlas Copco property also houses executives, engineers, sales, finance, accounting, and human resources personnel. We believe the Atlas Copco property is a business essential facility to Atlas Copco's overall operations due to the research and management functions performed therein, its strategic location near other automotive and engineering companies, Atlas Copco's long term commitment to the area evidenced by its 11-year lease term, and Atlas Copco AB's substantial investment to customize the facility to its specifications.
The Atlas Copco lease, as amended, is a triple-net lease with a remaining term of 10 years upon our acquisition, expiring in September 2025. The current annual base rent is approximately $1.2 million, with 1.75% average annual rental increases for the remaining duration of the lease, and includes two five-year renewal options at fair market value and no termination option. Under the Atlas Copco lease, Atlas Copco remains liable as assignor and Atlas Copco AB serves as the guarantor for Atlas Copco's obligations. The going-in capitalization rate for the Atlas Copco property is approximately 6.8%.
Management of the Atlas Copco Property
Atlas Copco will be responsible for managing the Atlas Copco property. Our property manager will be paid an oversight fee in an amount of 1.0% of the gross monthly revenues collected from the Atlas Copco property.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
DISTRIBUTION REINVESTMENT PLAN
Amended and Restated as of October 19, 2015
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the “Company”), has adopted a distribution reinvestment plan (the “DRP”), the terms and conditions of which are set forth below.
1.Distribution Reinvestment. As agent for the stockholders of the Company (“Stockholders”) who (A) purchased Class A or Class T shares of the Company’s common stock (the “Shares”) pursuant to the Company’s initial public offering (“Initial Public Offering”), or (B) purchase Shares pursuant to any subsequent offering of the Company (“Offering”) and who elect to participate in the DRP (the “Participants”), the Company will apply all distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for such participating Stockholders directly, if permitted under state securities laws and, if not, through the dealer manager or participating dealers registered in the participating Stockholder’s state of residence (“Participating Dealers”).
2.Effective Date. The DRP became effective on July 31, 2014. The board of directors of the Company amended and restated the DRP on November 11, 2014 effective November 22, 2014, and further amended and restated the DRP on June 16, 2015 effective October 19, 2015. Any amendment or amendment and restatement to the DRP shall be effective as provided in Section 12.
3.Eligibility and Procedure for Participation. Any Stockholder who purchased Shares pursuant to the Initial Public Offering or purchases shares in any subsequent offering, and who has received a prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the dealer manager or Participating Dealer. The Company may elect to deny a Stockholder participation in the DRP if the Stockholder resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes the Stockholder’s participation impracticable or inadvisable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s accepted subscription, enrollment or authorization.
Once enrolled, a Participant may continue to purchase stock under the DRP until all of the shares of stock registered have been sold, the Company has terminated a current offering, or the Company has terminated the DRP. A Participant can choose to have all or a portion of distributions reinvested through the DRP. A Participant may also change the percentage of distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. Any election to increase a Participant’s level of participation must be made through a Participating Dealer or, if purchased other than through a Participating Dealer, through the Company’s dealer manager. Shares will be purchased under the DRP on the date that Distributions are paid by the Company.
Each Participant agrees that if, at any time prior to the listing of the Shares on a national securities exchange, he or she fails to meet the suitability requirements for making an investment in the Company or cannot make the other representations or warranties set forth in the Subscription Agreement, he or she will promptly so notify the Company in writing.

Appendix A
A-1

4.Purchase of Shares. Distributions on Class A shares will be reinvested in Class A shares and distributions on Class T shares will be reinvested in Class T shares. Participants may acquire DRP Shares from the Company at a price equal to 95% of the per share offering price of the applicable class of Shares of the Company’s common stock, until the earliest of (i) the date that all of the DRP Shares registered have been issued or (ii) all offerings terminate and the Company elects to deregister with the SEC the unsold DRP Shares. The DRP Share price was determined by the Company’s board of directors in its business judgment. The Company’s board of directors may set or change the DRP Share price for the purchase of DRP Shares at any time in its sole and absolute discretion based upon such factors as it deems appropriate. Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares; however, a Participant will not be able to acquire DRP Shares to the extent that any such purchase would cause such Participant to exceed the ownership limit as set forth in the Company’s charter or otherwise would cause a violation of the share ownership restrictions set forth in the Company’s charter.
Shares to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) Shares registered, or to be registered, with the SEC in an Offering for use in the DRP (a “Registration”), or (b) Shares of the Company’s common stock purchased by the Company for the DRP in a secondary market (if available) or on a national securities exchange (collectively, the “Secondary Market”).
Shares purchased in any Secondary Market will be purchased at the then-prevailing market price, which price will be used for purposes of issuing Shares in the DRP. Shares acquired by the Company in any Secondary Market or registered in a Registration for use in the DRP may be at prices lower or higher than the Share price which will be paid for the DRP Shares pursuant to the Initial Public Offering.
If the Company acquires Shares in any Secondary Market for use in the DRP, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make an Offering for Shares to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.
5.No Commissions or Other Charges. No dealer manager fee and no commissions will be paid with respect to the DRP Shares.
6.Exclusion of Certain Distributions. The board of directors of the Company reserves the right to designate that certain cash or other distributions attributable to net sale proceeds will be excluded from Distributions that may be reinvested in shares under the DRP.
7.Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this Plan.
8.Stock Certificates. The ownership of the Shares purchased through the DRP will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.
9.Voting. A Participant may vote all shares acquired through the DRP.
10.Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide each Stockholder with an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distribution payments and amounts of Distributions paid during the prior fiscal year.
11.Termination by Participant. A Participant may terminate participation in the DRP at any time, without penalty by delivering to the Company a written notice. Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares. Upon termination of DRP participation for any reason, Distributions paid subsequent to termination will be distributed to the Stockholder in cash.

Appendix A
A-2

12.Amendment or Termination of DRP by the Company. The board of directors of the Company may by majority vote (including a majority of the Independent Directors) amend, modify, suspend or terminate the DRP for any reason upon 10 days’ written notice to the Participants; provided, however, no such amendment shall add compensation to the DRP or remove the opportunity for a Participant to terminate participation in the plan, as specified above.
13.Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death, or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. Any limitation of the Company’s liability under this Section 13 may be further limited by Section II.G. of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, as applicable. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

Appendix A
A-3